VANC Pharmaceuticals Executes
Share Purchase Agreement to Acquire HealthTab Inc.

December 4, 2017 – VANC Pharmaceuticals Inc. (“VANC” or the “Company”) (TSXV:  VANC, OTCQB:  NUVPF) is pleased to announce that it has entered into a share purchase agreement (the “SPA”) to acquire all outstanding common shares of HealthTab Inc. (“HealthTab”).

HealthTab is a lab-accurate, point-of-care testing (POCT) platform designed to support the expanding role of pharmacists while offering new potential sources of revenue and growth for pharmacy owners. The system has been implemented in banner and franchise locations throughout BC since 2014, including Pharmasave, Pure Integrative Pharmacy and The Medicine Shoppe.

“This is a strategic investment that brings exclusive, best-of-breed point-of-care technology to VANC to help solidify our position as a leading point-of-care solution provider to Canadian pharmacies,” said Bob Rai, CEO of VANC. “Through the HealthTab platform, our pharmacy partners can gain access to significant new opportunities in direct-to-consumer testing and community-based screening programs for the prevention and management of chronic disease.”

Rodger Seccombe, CEO and Co-Founder of HealthTab, has been retained on a consulting basis to manage new system development and deployment to select VANC pharmacy partner locations.  Under the terms of the SPA, Mr. Seccombe will also be appointed to the board of directors of the Company on closing or as soon thereafter as possible.

“We’ve seen a lot of momentum building for point-of-care services in pharmacy as the industry evolves beyond the traditional dispensing model,” said Seccombe. “VANC has the right vision, a strong team, and a compelling new business case for scaling HealthTab in pharmacies across the country – not only as a POCT system but also as a platform for harvesting health data and integrating new devices in the future.”

Total consideration payable by the Company to the vendors of HealthTab at closing will be C$200,000 in cash, $100,000 of which was paid upon execution of the SPA as a deposit, and the balance of which is payable in six (6) equal instalments following closing.  In addition, the Company has agreed to issue to the vendors an aggregate of 2.67 million common shares of the Company payable in approximately three equal tranches 125 days, 245 days and 365 days following closing.  Additional share consideration will be payable by the Company to the vendors based on the Company's 2018 and 2019 net sales, subject to a minimum payment, in common shares, equal to $100,000.

All common shares issued prior to the first anniversary of the closing date will be voluntarily restricted for a period of one (1) year following closing.  Completion of the acquisition remains subject to TSX Venture Exchange approval.

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About HealthTab

HealthTab is a point-of-care testing (POCT) platform that empowers patients to take charge of their health by directly measuring and monitoring key biomarkers, such as cholesterol and triglycerides, blood sugar, liver and kidney function and electrolytes. The system is remarkably simple to operate and the analysis is fast, lab-accurate and requires just a few drops of blood from a finger prick. Patients can print their results in-store and access them securely online at any time.

At the core of the HealthTab system is the Piccolo Xpress® analyzer by Abaxis. Originally designed by NASA to test the health of its astronauts, the Piccolo is one of the most highly regarded point-of-care instruments in the field. It is currently trusted worldwide by hospitals, medical clinics and physician offices, government-funded screening programs, and the US Military and Foreign Embassies to deliver accurate blood chemistry results right onsite.

In addition to a Health Canada Class III certification, the device has been credentialed by the Clinical and Laboratory Standards Institute (CLSI), the Joint Commission on the Accreditation of Healthcare Organizations (JCAHO) and the Cholesterol Reference Method Laboratory Network (CRMLN). Now this technology is coming to Canadian pharmacies exclusively through VANC.

About VANC Pharmaceuticals Inc.

VANC Pharmaceuticals aims to become the partner of choice for forward-thinking pharmacies across Canada. With an established sales force, distribution network, and team of highly experienced professionals in pharmacy, point-of-care testing and health technology, VANC is growing beyond generics to provide pharmacists with innovative, value-added products and services to support their evolving business models and expanding role as front-line healthcare providers.

On behalf of:

VANC Pharmaceuticals Inc.

Bob Rai

Director and CEO

Phone:604-687-2038

Fax:604-687-3141

Email:info@vancpharm.com

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves VANC’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. VANC generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. In this news release, forward-looking statements include our expectation to that the parties will satisfy or waive all conditions required to complete the transactions under the SPA, including receipt of all required regulatory and court approvals. Forward-looking statements reflect the then-current expectations, beliefs, assumptions, estimates and forecasts of our management.  Because forward-

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looking statements involve known and unknown risks, uncertainties, assumptions and other factors which are difficult to predict, our actual results, performance or achievements or the actual results or performance of the industries and markets in which we operate and intend to operate may be materially different from those anticipated in our forward-looking statements. Forward-looking statements involve significant uncertainties and risks, should not be read as a guarantee of future performance or results and will not necessarily be an accurate indication of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in our forward-looking statements, including the ability to obtain all required regulatory, court and board approvals, our ability to negotiate and execute definitive documentation and to fulfill any conditions precedent contained therein, and such other matters described in our public filings available on SEDAR at www.sedar.com. Although VANC has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Accordingly, readers should exercise caution in relying upon our forward-looking statements and we undertake no obligation to publicly revise such statements to reflect subsequent events or circumstances, except as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that terms is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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